 Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

August 13, 2019

Item 3
News Release

August 13, 2019
Dissemination via Sedar and under Form 6-K on Edgar

Item4
Summary of Material Change

DIGATRADE FINANCIAL CORP BOOSTS ITS
PARTNERSHIP MOMENTUM

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

DIGATRADE FINANCIAL CORP BOOSTS ITS
PARTNERSHIP MOMENTUM

Vancouver, British Columbia / ACCESSWIRE / August 13, 2019 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com a financial technology services company, and its subsidiary, Securter Systems Inc., are boosting business development momentum with a key leadership appointment. Partnership Development Specialist, Mr. Rishon Talkar, is joining the company’s advisory team to lead Securter’s development of new accounts and partnerships. The appointment immediately increases Digatrade/Securter’s exposure within the international payments industry, where Mr. Talkar is already active as a sought-after consultant and relationship facilitator. Mr. Talkar’s business development expertise is exceptionally deep in the fields of e-commerce, loyalty programs, point-of-sale systems and credit card revenue sharing arrangements. All of these are relevant to Digatrade/Securter’s present and future plans. Digatrade/Securter fintech enhances security and convenience for the world’s credit card payment processing institutions, while slashing costs for them that arise from fraudulent online credit card use.

Mr. Talkar has built a reputation of taking organizations with limited business development processes to a “multiple-process” regime. Mr. Talkar is at the leading edge in this field because he is a digital native in a sector that has undergone profound modernization in systems and attitudes. Mr. Talkar has helped fuel growth in the payments processing sector by using business development techniques that did not even exist until recently. Through Rishon Talkar’s consultancy with some of the world’s leading financial institutions, he has a created a track record of efficient sales, marketing and customer service growth for early stage technology projects in particular. He considers Securter’s patented technology a fintech winner. Mr. Talkar’s business development reach includes the world’s foremost financial organizations, including banks, credit card issuers and payment service providers due to wide ranging successful assignments at the level of Fortune 500 fintech sophistication.

Partnership Development expertise is the key to building Digatrade/Securter momentum following Digatrade/Securter’s breakthrough initial partnership agreement with a multi-billion dollar payment service provider, announced August 8, 2019.

Digatrade shareholder value is projected to grow due to aggregate transaction fee-sharing with PSP partners. These fees accumulate from massive aggregate transaction value that is channeled through the international credit card processing system. Small individual transaction fees paid by cardholders and merchants become enormous in total because of the billions of transactions occurring annually around the world. Online purchases by consumers and businesses, Digatrade/Securter’s present specialty, are growing faster than any other credit card transaction categories because of the unmatched convenience that the online experience provides to purchasers. This is an area of competitive advantage for Digatrade/Securter, where its patented transaction security technology originated.

Securter’s growing expertise in fintech security and convenience will also be applied where new cryptocurrency and credit card systems overlap. This is an area of fast growing interest in the world’s payments system because millions of credit card holders who also have cryptocurrency want to choose the payment method that suits them best at the moment, varying from transaction to transaction. Credit cards remain a popular core payment modality, but safe and affordable multiplex systems are needed.

Securter CEO, Steve Epstein, comments on the addition of Mr. Talkar to the Digatrade/Securter team:
“I’ve seen Rishon in his element. He knows what’s needed to obtain organizational partnerships and how payment organizations prefer to bring technology programs on-board. We are already creating great technology – so now we are developing our customer base. Rishon is a creative risk-taker, with the right level of experience for balance. Rishon’s focus on partnership engagement is the perfect step for us to build future value for Digatrade shareholders. ”

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

August 13, 2019